7-5-02

FORM 6-K

02048592

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

5 July 2002

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant's name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: July 5, 2002

By: Steven Webb
Steven John Webb
Group Company Secretary and
General Counsel

4 July 2002

Purchase of Own Preference Shares

Premier Farnell plc (the "Company") announces that on 4 July 2002 it purchased in the market 310,369 of its cumulative convertible redeemable preference shares of £1 each. The number of cumulative convertible redeemable preference shares in issue following this purchase is 7,772,221. The shares acquired by the Company will be cancelled.

ENQUIRIES to:

Premier Farnell plc
Andrew Fisher 0870 129 8608

Steven Webb